SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

OmniAmerican Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68216R107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 68216R107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Hill Capital, L.L.C., 73-1597141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 109,596
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 338,952
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,952
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0% **
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 68216R107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 109,596
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 338,952
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,952
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill.

This Amendment relates to Common Stock, par value $0.01 per share (the “Common Stock”), of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”), purchased by Forest Hill for the accounts of (i) Forest Hill Select Fund, L.P. (“Forest Hill Select”), of which Forest Hill is the general partner, and (iv) a managed account to which Forest Hill acts as investment advisor (the “Managed Account”). The Amendment amends and restates the Schedule 13G filed by the Reporting Persons on February 15, 2011 as set forth below.

Item 1(a)	Name of Issuer.

OmniAmerican Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1320 S. University Drive

Fort Worth, Texas 76107

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430

Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

68216R107

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Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Forest Hill and Mr. Lee are the beneficial owners of 338,952 shares of Common Stock.

(b)	Forest Hill and Mr. Lee are the beneficial owners of 3.0% of the outstanding shares of Common Stock. This percentage is determined by dividing 338,952 by 11,435,300, the number of shares of Common Stock issued and outstanding as of October 26, 2012 as reported in the Issuer’s Form 10-Q filed on October 26, 2012.

(c)	Forest Hill has the sole power to vote the 109,596 shares of Common Stock held in the account of Forest Hill Select and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the vote of the 109,596 shares of Common Stock held in the account of Forest Hill Select and beneficially owned by Forest Hill. Neither Forest Hill nor Mr. Lee have the power to vote the 229,356 shares of Common Stock held in the account of the Managed Account. Forest Hill has the sole power to dispose of the 338,952 shares of Common Stock beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the disposition of the 338,952 shares of Common Stock beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Forest Hill Capital, L.L.C.

By:	/s/ MARK LEE
Mark Lee, Manager

/s/ MARK LEE
Mark Lee

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